SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Global Business Travel Group, Inc. (formerly known as Apollo Strategic Growth Capital)
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

37890B100
(CUSIP Number)

December 31, 2021 and December 31, 2022
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37890B100	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Empyrean Capital Overseas Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 320,556*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 320,556*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,556*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%*
12	TYPE OF REPORTING PERSON CO

* The information set forth on this cover page reflects information as of December 31, 2022. As of December 31, 2021, the Reporting Person may have been deemed to beneficially own 5,696,981 Class A Ordinary Shares, representing 7.0% of the outstanding Class A Ordinary Shares as of such time.

CUSIP No. 37890B100	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Empyrean Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 320,556*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 320,556*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,556*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%*
12	TYPE OF REPORTING PERSON PN

* The information set forth on this cover page reflects information as of December 31, 2022. As of December 31, 2021, the Reporting Person may have been deemed to beneficially own 5,696,981 Class A Ordinary Shares, representing 7.0% of the outstanding Class A Ordinary Shares as of such time.

CUSIP No. 37890B100	13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Amos Meron
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 320,556*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 320,556*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,556*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%*
12	TYPE OF REPORTING PERSON IN

* The information set forth on this cover page reflects information as of December 31, 2022. As of December 31, 2021, the Reporting Person may have been deemed to beneficially own 5,696,981 Class A Ordinary Shares, representing 7.0% of the outstanding Class A Ordinary Shares as of such time.

CUSIP No. 37890B100	13G	Page 5 of 8 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is Global Business Travel Group, Inc. (formerly known as Apollo Strategic Growth Capital) (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Issuer's principal executive offices are located at 666 3rd Avenue, 4th Floor New York, NY 10017.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Empyrean Capital Overseas Master Fund, Ltd. ("ECOMF"), a Cayman Islands exempted company, with respect to the Class A Common Stock (as defined in Item 2(d)) directly held by it;

(ii)	Empyrean Capital Partners, LP ("ECP"), a Delaware limited partnership, which serves as investment manager to ECOMF with respect to the Class A Common Stock directly held by ECOMF;

(iii)	Mr. Amos Meron, who serves as the managing member of Empyrean Capital, LLC, the general partner of ECP, with respect to the Class A Common Stock directly held by ECOMF.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Class A Common Stock owned by another Reporting Person.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is c/o Empyrean Capital Partners, LP, 10250 Constellation Boulevard, Suite 2950, Los Angeles, CA 90067.

Item 2(c).	CITIZENSHIP:

ECOMF - a Cayman Island exempted company
ECP - a Delaware limited partnership
Amos Meron - United States

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A common stock, $0.0001 par value per share (the "Class A Common Stock")

Item 2(e).	CUSIP NUMBER:

37890B100

CUSIP No. 37890B100	13G	Page 6 of 8 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentages used in this Schedule 13G/A as of December 31, 2021 are calculated based upon 81,681,000 the Issuer's Class A Ordinary Shares, $0.00005 par value per share (the "Class A Ordinary Shares") outstanding as of November 26, 2021, as reported in Amendment No. 2 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission on November 29, 2021. In the domestication of the Issuer pursuant to which the Issuer's jurisdiction of incorporation changed from the Cayman Islands to the State of Delaware, which was effected in connection with the Issuer's business combination that closed on May 27, 2021, the Issuer's Class A Ordinary Shares automatically converted into shares of Class A Common Stock.

The percentages used in this Schedule 13G/A as of December 31, 2022 are calculated based upon 67,753,543 shares of Class A Common Stock outstanding as of December 13, 2022, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on December 15, 2022.

CUSIP No. 37890B100	13G	Page 7 of 8 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 37890B100	13G	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2023

empyrean capital partners, lp

By:	/s/ Jennifer Norman
Name: Jennifer Norman
Title: General Counsel, Chief Compliance Officer

Empyrean Capital Overseas MASTER Fund, Ltd.
By: Empyrean Capital Partners, LP,
its Investment Manager

By:	/s/ Jennifer Norman
Name: Jennifer Norman
Title: General Counsel, Chief Compliance Officer

/s/ Amos Meron
AMOS MERON